Exhibit 99.2

Curaleaf Announces Launch of Adult-Use Cannabis Sales at Stamford, CT Dispensary

Stamford is Curaleaf’s first dispensary in Connecticut to serve adult-use consumers

NEW YORK, January 27, 2023 – Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer cannabis products, today announced that it has been approved by the Connecticut Department of Consumer Protection to commence adult-use sales at its Stamford, Connecticut location, beginning Saturday, January 28 at 10:00 a.m. Curaleaf Stamford, located at 814 East Main St, is the Company’s first dispensary in the state to open its doors to adult-use customers.

Curaleaf currently serves medical patients at three other dispensaries across the state located in Hartford, Milford and Groton. The company anticipates welcoming adult-use customers at additional locations in the near future, pending regulatory approvals.

To celebrate the start of adult-use sales on January 28th, Curaleaf Stamford invites patients and customers for festivities throughout the day which will include vendor-sponsored giveaways, product discounts, music, and complimentary food and drinks. The dispensary’s wide array of cannabis goods includes Curaleaf whole flower, pre-rolls, edibles, topicals, tinctures, Select Elite vapes, and Curaleaf's breakthrough vape hardware, Cliq by Select.

“Curaleaf is proud to be a part of Connecticut’s rapidly expanding adult-use market,” said Matt Darin, CEO of Curaleaf. “As we welcome new adult-use customers, I want to assure our medical patients that they will continue to be prioritized and receive the high quality of care they are accustomed to.”

At Curaleaf Stamford, existing medical patients will have priority access into the dispensary through a separate entrance, experience quicker check-ins with a dedicated staff, and will have a separate line for check-out. In addition, medical patients will continue to have access to Curaleaf’s Compassionate Care Plan, outstanding pharmacy team and patient consult rooms.

For more information on Curaleaf's locations, patient resources and products in Connecticut, please visit https://ct.curaleaf.com/.

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, and Grassroots provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 19 states with 147 dispensaries, and employs nearly 5,500 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

FORWARD-LOOKING STATEMENTS

This media advisory contains forward–looking statements and forward–looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward–looking statements and information concerning the commencement of adult-use sales at Curaleaf Stamford. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed March 9, 2022, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

INVESTOR CONTACT

Curaleaf Holdings, Inc.

Camilo Lyon, Chief Investment Officer

IR@curaleaf.com

MEDIA CONTACT

Curaleaf Holdings, Inc.

Tracy Brady, SVP Corporate Communications

media@curaleaf.com